News Release

Dittybase Technologies Inc completes private placement

April 4, 2008

Dittybase Technology Inc. (OTCBB DTTY) has completed a private placement of 2,037,500 units at a price of $0.15 cents per unit for total proceeds of $305,625.00. Each unit consisted of one common share and one warrant. Each warrant will have a term of two years, and exercise prices of $0.25 cents per share in the first year and $0.40 cents per share in the second year. In connection with this private placement, Dittybase will pay finders' fees of $24,128.75. The proceeds of this placement will be used for working capital purposes.

On behalf of the Board of Directors:
Blake Fallis
V.P. Corporate Development,

For further information, please contact:
Dittybase Technologies Inc.
31 Bastion Square, Suite 102
Victoria, British Columbia
CANADA V8W 1J1

Phone (1) 250 381 8780 19
Fax (1) 250 384 6761
TF (1) 888 381 8780 19

investor@dittybase.com

www.dittybasetechnologies.com